DC
NO ACT
P.E 12-20-02
1-2189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016109

February 18, 2003

Brian J. Smith
Legal Division
Abbott Laboratories
100 Abbott Park Road, D-32L, AP6D
Abbott Park, IL 60064-6049

Act	1934
Section	
Rule	14A-8
Public Availability	2-18-2003

Re: Abbott Laboratories
Incoming letter dated December 20, 2002

Dear Mr. Smith:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Abbott by Ronald M. Friedman. We also have received a letter from the proponent dated December 26, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Ronald M. Friedman
5743 Theobald Road
Morton Grove, IL 60053-3047

MAYER
BROWN
ROWE
& MAW

190 South La Salle Street
Chicago, Illinois 60603-3441

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com

Alison M. Butler
Direct Tel (312) 701-8736
Direct Fax (312) 706-8378
abutler@mayerbrownrowe.com

December 20, 2002

BY COURIER

Ronald Friedman
5743 Theobald Road
Morton Grove, IL 60053-3047

SEC MAIL RECEIVED PROCESSING
DEC 31 2002
WASH, D.C. 155 SECTION

Re: Abbott Laboratories -- No-Action Request Letter

Dear Mr. Friedman:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, enclosed please find a copy of a no-action request letter to the Securities and Exchange Commission, which also serves as notification to you of Abbott Laboratories' intention to omit your shareholder proposal dated August 11, 2002 from Abbott's 2003 proxy materials.

Sincerely,

Alison M. Butler

Alison M. Butler

Enclosures
cc: John A. Berry

1148722 01917616

ABBOTT

Legal Division
Abbott Laboratories
100 Abbott Park Road, D-32L, AP6D
Abbott Park, Illinois 60064-6049 USA

Telephone: 847-937-6472
Fax: 847-938-1206

1934 Act/Rule 14a-8

December 20, 2002

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Abbott Laboratories -- Shareholder Proposal Submitted by Ronald Friedman

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Ronald Friedman from our proxy materials for the 2003 annual meeting of our shareholders ("2003 Proxy"), which we expect to file in definitive form with the Commission on or about March 11, 2003.

We received a notice from Mr. Friedman, dated August 11, 2002, submitting the proposal for consideration at our 2003 annual meeting of shareholders. The proposal and supporting statement (a copy of which is attached as Exhibit A) reads as follows:

> Shareholders request that the board of directors grant no bonuses, pay raises, stock options, restricted stock or any other additional benefits, other than salary, for the chief executive officer and the four highest compensated executive officers in any year in which Abbott or any or [sic] its 50% or more owned subsidiaries pay any fines or consent decrees to government agencies in excess of fifteen million dollars.

Statement in Support of Proposal

I believe that Abbott's management and board of directors should conduct our company's business in such a manner so we do not incur government fines. This resolution makes it clear to our management and directors, that operating in ways to incur government fines is unacceptable to shareholders. The following table lists the consent decrees and other settlements and corresponding bonuses, options and restricted stock granted to the chief executive officer.

Year	Government Action	Amount of Payment to Government	Bonus	Options Granted	Restricted Stock
1999	Consent Decree – with FDA	$100,000,000	$800,000	439,895	0
2001	Department of Justice Settlement with TAP	$875,000,000	$2,100,000	748,302	$2,089,000
2002	Consent Decree	$140,000,000	Not known	Not known	Not known

The Compensation information is taken from page 13 of the Abbott Laboratories 2002 Proxy Statement. The 1999 Consent Decree information is taken from a November 2, 1999 United States Food and Drug Administration press release. The TAP settlement is from an October 3, 2001 US Department of Justice press release. Since TAP is a 50% owned joint venture, Abbott's share of the settlement is $437,500,000. The 2002 Consent Decree information is taken from a June 11, 2002 Abbott press release.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of each of the no-action letters and cases referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the Proponent to notify him of our intention to omit the proposal from our 2003 Proxy.

We believe that the proposal may be properly omitted from Abbott's 2003 Proxy pursuant to Rule 14a-8 for the reasons set forth below.

I. <u>The Proposal May Be Properly Omitted Under Rule 14a-8(i)(2) As It Would Cause the Company to Violate Illinois Law</u>

Rule 14a-8(i)(2) permits companies to exclude shareholder proposals that, if adopted, would cause the company to violate state law. In other words, if a company could not lawfully implement a proposal even if the proposal were adopted by shareholders, then the company may omit such a proposal from its proxy.

The proposal states that the Board of Directors cannot grant any bonus, pay raise, stock option, restricted stock or additional benefit other than salary in "any year in which Abbott ... pay[s] any fines or consent decrees...." The language of the proposal is broad enough to prohibit any bonus, pay raise, stock option, restricted stock or additional benefit that was previously granted by the Board of Directors in any year in which Abbott was subsequently required to pay "any fines or consent decrees" in excess of the specified amount. This would cause Abbott to breach its contractual obligations in violation of Illinois law.

Abbott maintains various incentive and benefit plans in which the chief executive officer and Abbott's four most highly compensated executives participate, including the 1986 Abbott Laboratories Management Incentive Plan (the "MIP"), the 1998 Abbott Laboratories Performance Incentive Plan (the "PIP"), and the 1996 Stock Incentive Plan (the "1996 Stock Plan").

The MIP and the PIP are designed to reward executives when Abbott achieves certain financial objectives and when each executive's area of responsibility meets its predetermined goals. These goals include financial elements such as consolidated net earnings, profitability, total sales and earnings per share, and non-financial elements such as the achievement of selected strategic goals and the successful development of human resources. Incentive targets are set and base awards under these plans are typically made by the Compensation Committee of the Board of Directors during the first quarter of each year.

The terms of the MIP and PIP provide that, as soon as practicable after the close of each fiscal year, a participant's final award allocation will be determined on the basis of the performance criteria. Each participant's award allocation will be paid or deferred in the manner and at the time established by the Compensation Committee of the Board of Directors.

While the Board of Directors reserves the right to amend or terminate the MIP at any time, the Board cannot provide for any amendment or termination if the

> ... amendment or any termination of the [MIP] shall reduce any fixed or contingent obligations which shall have arisen under the [MIP] prior to the date of such amendment or termination, or change the terms and conditions of payment of any allocation theretofore made without the consent of the participant concerned.

(Section 7.1 of the MIP.) In addition, Section 7.2 of the MIP provides:

> Following the establishment by the Committee of any conditions relating to the payment of any amount allocated to a participant for any fiscal year and any interest credited thereon (including the time of payment or the time of commencement of payment and any period over which payment shall be made), neither the Committee nor the participant concerned, acting unilaterally, shall have the power to change the conditions originally established by the Committee.

(Section 7.2 of the MIP.) The MIP also contains a change of control clause that provides for payment within 30 days of the aggregate unpaid balance of all awards previously made to any participant if such participant's employment is terminated for any reason within five years after the date of the change of control.

Under the PIP, Abbott's Board of Directors may amend or terminate the plan at any time, but it may not modify the PIP without the consent of the participant "to reduce the right of a Participant to a payment or distribution to which the participant is entitled by reason of an outstanding award allocation." (Section 6.2 of the PIP.)

The provisions of the MIP and PIP would not permit Abbott to amend or terminate either plan or any outstanding awards thereunder if the result would reduce a participant's right to payment of an allocation made under the plans. Therefore, if the shareholders adopted the proposal, Abbott would be required to breach its obligations under the MIP and the PIP if in the year it implemented the proposal it made awards and was then required to pay "fines or consent decrees" above the specified amount in such year. Abbott could not unilaterally terminate benefits which were already contractually payable to its chief executive officer and the four most highly compensated executives without breaching its contractual obligations.

Under the 1996 Stock Plan, the Compensation Committee designates participants and makes award grants that could include incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards and performance awards. The Compensation Committee typically makes option and restricted stock awards each February. The Board of

Directors may amend or terminate the 1996 Stock Plan, but no such amendment or termination could "reduce the then existing amount of any participant's Benefit or adversely change the terms and conditions thereof without the participant's consent." (Section 23 of the 1996 Stock Plan.) Therefore, if the shareholders adopted the proposal, Abbott would be required to breach its obligations under the 1996 Stock Plan if in the year it implemented the proposal it granted option or restricted stock awards and was then required to pay "fines or consent decrees" above the specified amount during such year.

Similarly, Abbott would be required to breach its contractual obligations with regard to any pay raise or other additional benefit granted during a year in which "fines or consent decrees" in excess of the specified amounts are subsequently paid.

Although the foregoing plans are silent as to governing law, Abbott is an Illinois corporation and has its headquarters in Illinois and the performance of Abbott's obligations under the contract would take place primarily in Illinois. Therefore, to the extent applicable, courts sitting in Illinois would likely apply Illinois law in resolving a breach of contract claim in connection with any of such plans. See *Lewis v. Stereo Optical Co.*, 1994 WL 55648 (N.D. Ill. 1994); *Devries v. Quad Technologies, Inc.*, 1995 WL 591452 (N.D. Ill. 1995).

A party that unilaterally breaches a contract governed by Illinois law would violate Illinois law. See *Pokora v. Warehouse Direct, Inc.*, 322 Ill. App.3d 870 (2001); *First National Bank of Chicago v. Atlantic Tele-Network Company*, 946 F.2d 516 (7th Cir. 1991); *Berutti v. Dierks Foods, Inc.*, 145 Ill. App.3d 931 (1986).

If the shareholders adopted the proposal, Abbott would be placed in a situation where it could only implement the proposal by breaching its obligations under the MIP, the PIP and the 1996 Stock Plan, as well as other compensatory arrangements, in violation of Illinois law because Abbott would not have the legal power to unilaterally terminate the Agreements or awards made under those plans or other compensatory arrangements entered into earlier in the year.

The Staff has consistently permitted a company to omit a proposal because, if the proposal were adopted by the company's shareholders, it could cause the company to breach a contract in violation of state law. See *NetCurrents, Inc.* (reconsidered June 1, 2001) (proposal relating to development of new compensation plans to replace all existing executive compensation could be excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) "because it may cause NetCurrents to breach existing employment agreements or other contractual obligations"); *International Business Machines Corporation* (February 27, 2000) (proposal relating to termination of CEO's retirement package could be excluded under Rule 14a-8(i)(2) where implementation of proposal would breach terms and conditions of employment agreement);

Mobil Corporation (February 20, 1985) (proposal that would require company to breach contractual commitment to pay administrative expenses of political action committee could be excluded under Rule 14a-8(c)(2)); *Brunswick Corporation* (January 31, 1983) (proposal relating to by-law amendment that would require the company to cancel all "Golden Parachute" employment contracts and to cancel existing director retirement benefits excludable because the unilateral breach of such contracts would violate Delaware law).

Because implementation of the proposal could require Abbott to unilaterally breach its contractual obligations, I believe that the proposal may be properly excluded pursuant to Rule 14a-8(i)(2).

II. <u>The Proposal May Be Properly Omitted Under Rule 14a-8(i)(6) As the Company Would Not Have the Power to Implement the Proposal</u>

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy materials if the company would lack the power or authority to implement the proposal. The Staff has allowed a company to omit a proposal if the company would lack the power or authority to implement the proposal if adopted by the shareholders. See *NetCurrents, Inc.* (reconsidered June 1, 2001) (proposal relating to development of new compensation plans to replace all existing executive compensation could be excluded under Rules 14a-8(i)(2) and 14a-8(i)(6) "because it may cause NetCurrents to breach existing employment agreements or other contractual obligations"); *General Electric Company* (February 4, 2002) (proposal relating to requirement that a majority of directors be independent could be excluded under Rule 14a-8(i)(6) because it did "not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria").

As described under I. above, Abbott could not unilaterally terminate any rights to receive payments pursuant to awards to participants under the MIP and PIP, revoke options or other awards under the 1996 Stock Plan or terminate other compensatory arrangements made during a year in which it was subsequently required to "pay any fines or consent decrees" above the stated amount. Abbott would simply not have the legal power to unilaterally terminate benefits which were already contractually payable to its chief executive officer and the four most highly compensated executives. Based on the discussion of Illinois law above, we believe that the proposal is properly excludable under Rule 14a-8(i)(6) because Abbott would not have the power to implement the proposal if it were adopted by the shareholders without potentially breaching its contractual obligations.

III. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 As It Is Materially False and Misleading

Rule 14a-8(i)(3) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

In addition, Note (b) to Rule 14a-9 states that "material which directly or indirectly impugns the character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" is misleading. The proposal and supporting statement suggest that the chief executive officer and the four most highly compensated executives in office at the time Abbott or one of its subsidiaries is required to "pay a fine or consent decree" is necessarily responsible for such fine when, in fact, fines could be imposed on Abbott for conduct or actions that occurred when those persons were not officers of Abbott or for which those persons had no responsibility. The implication is that the chief executive officer and the four most highly compensated executives are necessarily to blame for Abbott's fine when there is no requirement that any such executive had any connection with the conduct or event giving rise to any fine or consent decree.

The table included in the proponent's statement in support of the proposal is false and misleading. The table states that in 2002, Abbott paid $140 million pursuant to a consent decree and cites a June 11, 2002 Abbott press release as its authority for the statement. The press release (a copy of which is attached as Exhibit B) actually states:

> Related to the consent decree, the company will incur a one-time charge of approximately $140 million, or 7 cents per share, of which approximately 6 cents will be accounted for in the second quarter of 2002 and the remainder in the second half of the year. The charge will include payments to the U.S. government related to the consent decree, inventory write-offs, and some minor restructuring charges.

It is clear that Abbott did not pay $140 million pursuant to the consent decree in 2002. Rather, it took a one-time charge of that amount. The components of the one-time charge included, in addition to the payments to the U.S. government related to the consent decree, inventory write-offs and some minor restructuring charges as well. The proposal is false and misleading as it characterizes the entire amount as a payment pursuant to a consent decree.

The proposal is also false and misleading with respect to the language "pay any fines or consent decrees" because one does not pay a consent decree.

The proposal is vague and misleading because it requests that the board of directors grant "no . . . other additional benefits." It is unclear to us what "additional benefits" is meant to cover because the term "benefit" is so broad. For example, if a board of directors adopted enhanced security procedures in light of the events of September 11, 2001, would the board be granting an "additional benefit" if it required company employees to use bodyguards in foreign countries in order to protect the employees from potential terrorist attacks or kidnapping? The employees are presumably receiving a benefit, namely increased safety and security. The Staff has previously concurred with the omission of proposals where "neither shareholders voting upon the proposal nor the Company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposals were implemented." *Southeast Banking Corp.* (February 8, 1982). The policy behind this protects shareholders from the implementation of the proposal being quite different from the type of action envisioned by the shareholders when their votes were cast. The vagueness and indefiniteness of the proposal subjects it to varying interpretations by shareholders and the Company. This exposes shareholders to the risk of company action, pursuant to the proposal, that contravenes the intentions of shareholders who voted in favor of the proposal. See *Wendy's International, Inc.* (February 6, 1990) (Staff permitted exclusion of a proposal that would have required the company to determine what constituted an antitakeover measure).

Lastly, the proposal is misleading in that it suggests to shareholders that if they approve the proposal certain executive officers would be paid only their salary in the event Abbott or one of its subsidiaries incurred a fine or penalty in excess of $15 million without revealing that implementation of the proposal could cause Abbott to breach its existing contractual obligations and expose Abbott to liability for breach of its contractual obligations under Illinois law.

Accordingly, it is my opinion that the proposal may be excluded from our 2003 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

IV. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from the 2003 Proxy. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the proposal from our 2003 Proxy, please contact me at 847.937.6472 or John Berry at 847.938.3591. We may also be reached by facsimile at 847.938.1206 and would appreciate it if you would send your response to us by facsimile to that number.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Brian J. Smith

Brian J. Smith

Enclosures

EXHIBIT A

(847) 966-8513
5743 Theobald Road
Morton Grove, IL 60053-3047
August 11, 2002

ABBOTT LABORATORIES
AUG 19 2002
LEGAL DIVISION

Brian J. Smith, Esq.
Divisional Vice President
Domestic Legal Operations and Assistant Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6049

Dear Mr. Smith:

Thank you very much for your letter of August 6, 2002. Your photocopy and explanation were most helpful. I assumed that there might be an issue with more than one proposal but hoped Abbott would use it's discretion and waive the requirement. Even though I will not be submitting my first two original proposals, I hope management and the board of directors will consider implementing them. As you have probably read in the newspaper, more and more companies are deciding to expense stock options. I will be out of the country from October 6, 2002 until October 27, 2002 and will not be able to reply to any correspondence from Abbott.

I would like the following resolution included in Abbott management's 2003 proxy statement to shareholders. This letter will also notify you that I will continue to hold the required number of Abbott shares through the date of Abbott's annual shareholders meeting. My shares are currently held at Equiserve in the dividend reinvestment program

Shareholders request that the board of directors grant no bonuses, pay raises, stock options, restricted stock or any other additional benefits, other than salary, for the chief executive officer and the four highest compensated executive officers in any year in which Abbott or any or its 50% or more owned subsidiaries pay any fines or consent decrees to government agencies in excess of fifteen million dollars.

Statement in Support of Proposal Number Three
I believe that Abbott's management and board of directors should conduct our company's business in such a manner so we do not incur government fines. This resolution makes it clear to our management and directors, that operating in ways to incur government fines is unacceptable to shareholders. The following table lists the consent decrees and other settlements and corresponding bonuses, options and restricted stock granted to the chief executive officer.

Year	Government Action	Amount of Payment to Government	Bonus	Options Granted	Restricted Stock
1999	Consent Decree – with FDA	$100,000,000	$800,000	439,895	0
2001	Department of Justice Settlement with TAP	$875,000,000	$2,100,000	748,302	$2,089,000
2002	Consent Decree	$140,000,000	Not Known	Not Known	Not Known

The compensation information is taken from page 13 of the Abbott Laboratories 2002 Proxy Statement. The 1999 Consent Decree information is taken from a November 2, 1999 United States Food and Drug Administration press release. The TAP settlement is from an October 3, 2001 US Department of Justice press release. Since TAP is a 50% owned joint venture, Abbott's share of the settlement is $437,500,000. The 2002 Consent Decree information is taken from a June 11, 2002 Abbott press release.

Sincerely yours,

Ronald M. Friedman

EXHIBIT B

ABBOTT ADJUSTS EARNINGS GUIDANCE

Abbott Park, Illinois, June 11, 2002 — Abbott Laboratories today provided an update on earnings expectations for the full year 2002. The revised guidance reflects impacts related to the company's consent decree with the U.S. Food and Drug Administration (FDA), the global market disruption of Meridia/Reductil, and foreign currency unfavorability, primarily in Argentina.

Based upon its inspection related to the company's consent decree, the FDA found that the Lake County, Illinois, diagnostic manufacturing operations are not in conformity with the agency's Quality System Regulation (QSR). Abbott has reviewed the agency's findings and will need to further enhance the quality system and its implementation at its Lake County diagnostics manufacturing operations. The company will retain new third-party expertise to help assess the remaining work required and to define a specific action plan for Abbott's Lake County diagnostics facilities to meet the FDA expectations.

In addition, as a result of a mid-year financial review, the company is adjusting its 2002 plan to accommodate two additional factors. Due to the market disruption of Meridia/Reductil, the company's prescription anti-obesity drug, triggered initially by the Italian Health Ministry temporarily suspending marketing authorization, sales growth is significantly slower than anticipated. Finally, the company has experienced unfavorable exchange primarily due to the major impact of devaluation of the Argentine peso and other unhedged currencies.

"Although Abbott people have worked extremely hard and made progress toward achieving the requirements of the consent decree, we respect the FDA's decision, and understand that we have more work to do to meet the FDA's expectations," said Miles D. White, Abbott's chairman and chief executive officer. "While we are disappointed, we will address the FDA's issues." He further commented, "Despite these unexpected events, the underlying fundamentals of Abbott's overall business remain strong. We have made significant progress in the past few years to strengthen Abbott's core businesses, particularly pharmaceuticals, and to establish new strategic platforms for growth such as our cardiovascular business and molecular diagnostics."

One-Time Charges

Related to the consent decree, the company will incur a one-time charge of approximately $140 million, or 7 cents per share, of which approximately 6 cents will be accounted for in the second quarter of 2002 and the remainder in the second half of the year. The charge will include payments to the U.S. government related to the consent decree, inventory write-offs, and some minor restructuring charges.

In addition, there will be previously announced one-time in-process research and development charges in the second quarter related to the Biocompatibles acquisition and the Medtronic alliance of 5 cents, bringing the total one-time charges to 12 cents for 2002, of which 11 cents will be recorded in the second quarter.

EPS Guidance on Ongoing Operations

As a result of the consent decree, ongoing earnings per share in 2002 will be negatively impacted by approximately 9 cents per share. This reflects ongoing payments to the U.S. government which equal 16 percent of the U.S. revenue generated by the "medically necessary" products which are manufactured in the Lake County diagnostics facility as covered under the terms of the consent decree. It also covers expenses to address further quality systems work, anticipated erosion of market share, and no new U.S. immunodiagnostic product launches or return of diagnostic products to the U.S. market from the Lake County manufacturing operations during the remainder of 2002.

It is anticipated the combined impact of the Meridia/Reductil issue and unfavorable exchange will have a negative impact on ongoing operations of approximately 8 cents per share for 2002.

As a result of these three significant events, the company is providing new guidance, with 2002 earnings per share anticipated to be in the range of $2.06 to $2.10 for ongoing operations, excluding one-time charges, and 49 cents to 51 cents for the second quarter.

Abbott Laboratories is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals, nutritionals and medical products, including devices and diagnostics. The company employs approximately 70,000 people and markets its products in more than 130 countries. In 2001, the company's sales and net earnings were $16.3 billion and $2.9 billion, respectively, with diluted earnings per share of $1.88, excluding one-time charges.

Abbott will host an investor's conference call today at 7:00 a.m. Central Time.
A live webcast will be accessible from Abbott's Investor Relations Web site at www.abbottinvestor.com .

Private Securities Litigation Reform Act of 1995 —
A Caution Concerning Forward-Looking Statements

Some statements in this news release, including any attachments, may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Exhibit 99.1 of our 2001 Form 10-K and in our periodic reports on Form 10-Q and Form 8-K, and are incorporated by reference. Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments.

RECEIVED
2002 DEC 31 PM 4:19
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

5743 Theobald Road
Morton Grove, IL 60053-3047
December 26, 2002

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 31 2002
WASH. D.C. 155

Re: Abbott laboratories – Shareholder Proposal Submitted by Ronald Friedman

Ladies and Gentlemen:

I disagree with Abbott Laboratories opinion that my proxy proposal be excluded from their proxy materials for the 2003 annual meeting of shareholders. My proposal reads as follows:

"Shareholders request that the board of directors grant no bonuses, pay raises, stock options, restricted stock or any other additional benefits, other than salary, for the chief executive officer and the four highest compensated executive officers in any year in which Abbott or any of its 50% or more owned subsidiaries pay any fines or consent decrees to government agencies in excess of fifteen million dollars.

Statement in Support of Proposal
I believe that Abbott's management and board of directors should conduct our company's business in such a manner so we do not incur government fines. This resolution makes it clear to our management and directors, that operating in ways to incur government fines is unacceptable to shareholders. The following table lists the consent decrees and other settlements and corresponding bonuses, options and restricted stock granted to the chief executive officer.

Year	Government Action	Amount of Payment to Government	Bonus	Options Granted	Restricted Stock
1999	Consent Decree – with FDA	$100,000,000	$800,000	439,895	0
2001	Department of Justice	$875,000,000	$2,100,000	748,302	$2,089,000

	Settlement with TAP				
2002	Consent Decree	$140,000,000	Not Known	Not Known	Not Known

The compensation information is taken from page 13 of the Abbott Laboratories 2002 Proxy Statement. The 1999 Consent Decree information is taken from a November 2, 1999 United States Food and Drug Administration press release. The TAP settlement is from an October 3, 2001 US Department of Justice press release. Since TAP is a 50% owned joint venture, Abbott's share of the settlement is $437,500,000. The 2002 Consent Decree information is taken from a June 11, 2002 Abbott press release."

Abbott raised three points as to why my proposal should be excluded. First they say my proposal "would cause the company to violate Illinois law". My proposal states "that the board of directors grant no bonuses, pay raises, stock options, restricted stock or any other additional benefits, other than salary". Abbott takes a "broad" interpretation of my proposal and assumes previously granted contractual benefits are not to be paid. Their interpretation is totally incorrect. The proposal only addressed prospective compensation. The board of directors would only be prohibited from granting new bonuses, pay raises, stock options, restricted stock or any other additional benefits in the year of a consent decree and fines in excess of fifteen million dollars. At no point does the proposal address previously granted benefits. Just as courts use legislative history in interpreting laws, Abbott can use my statement as to the proper interpretation of my proposal's intent not to violate Illinois contract law.

As Abbott points out in their note, the board of directors reserves the right to amend or terminate their Management Incentive Plan and their Performance Incentive Plan as long as previously earned or contracted rights are not diminished. Alternatively, the board of directors can take actions under my proposal in such ways that do not violate Illinois. Given the well versed attorneys they employ, such as Mr. Smith, they can follow the spirit of my proposal without violating Illinois law.

It is not clear that this proposal would violate Illinois law, even if it were applied to stop contractual obligations, since a case of this nature has never been brought before the Illinois courts. Mr. Smith quoted no cases on point. The Illinois courts may feel that public policy considerations encourage the board of directors to void contracts where the company pays out large sums of money for fines and consent decrees. The Illinois courts would probably consider termination and the voiding of employment contracts acceptable under these circumstances.

It is ironic to note that after paying fines and consent decrees in excess of $975,000,000 Abbott is relying on the law to support its position not to let shareholders hold management accountable for its actions and to encourage proper law abiding behavior. Nothing appears to have stopped Abbott from the actions that caused it to agree to pay the $975,000,000. Any language suggesting they were guilty of something is unacceptable to them. Yet corporations that act properly do not pay large fines and agree to consent degrees of this nature. It reminds me of the child who murders his or her parents and then pleads for the mercy of the court because they are now an orphan.

This proposal is not in violation of Illinois law for the reasons stated above and cannot be exclude pursuant to Rule 14a-8(i)(2).

Abbott's second contention is that the company would not have the power to implement the proposal. As previously discussed, this is not true since the board of directors has the power to implement changes on a prospective basis. Abbott interpretation is incorrect. They have the power to implement this proposal. Therefore, Abbott cannot exclude my proposal under Rule 14a-8(i)(6).

Abbott's third point is that my proposal can be omitted because it is materially false and misleading. Abbott believes the proposal and supporting statement suggest the chief executive officer and the four most highly compensated executives are necessarily responsible for such fines, when these persons were not officers of Abbott or for which these people were not responsible. I made no such statement. Let Abbott shareholders draw their own conclusions. Abbott does not want its executives to be held responsible for the payments associated with the fines and consent degrees under the argument that they were not responsible. But their compensation plans, as are most companies, are based on total earnings. They do not separate out the earnings related to the previous management. Stock options are not adjusted to account for general market changes unless they reissue them at a lower price when the stock drops. The point is, current management takes credit for past management actions that improve the business. But, when someone at Abbott causes circumstances that lead to fines and consent decrees, current management should also be held accountable. Under Abbott's rational, management would never be held accountable for anything. They blame any problems on the previous management while taking credit for positive developments.

Abbott objects to my use of $140 million in consent decrees in 2002. They call the $140 million figure false. My table quotes Abbott's press release in which they neglect to state the amount of the 2002 consent decree. In my reading of the press release it is not clear that Abbott did not pay $140 million for the consent decree. If Abbott was more forthright in it's press release and gave the amount of the consent decree, I would have used it. If Abbott will supply the amount of the 2002 consent decree, I would be happy to use it in my table and replace the $140 million. If anything, their press release should be labeled false and misleading for hiding and obscuring the facts.

Abbott contends that it is false and misleading with respect to the language "pay any fine or consent decrees" because one does not pay a consent decree. Abbott is being petty and the statement is offensive. They did in fact pay money along with the consent decree. Their audacity amazes me. What do you call paying $100,000,000 in 1999? And because of their misleading press release, we do not know exactly what they paid with the 2002 consent decree.

Abbott calls my proposal vague and misleading because it requests that the board of directors grant no other additional benefits. If this were not included, the board of directors could come up with some other form of compensation to make up for the loss of bonuses, stock options and restricted stock. I have no problem with providing additional security or any other business-related needs.

Abbott's last point is that my proposal is misleading since they feel it would cause Abbott to breach its existing contractual obligations. This was dealt with above where I showed, that Abbott would not be breaking any contractual obligations.

Based on my reading of Abbott's points, their objections under Rule 14a8(i)(3) have been answered and are not relevant.

Conclusion

I have demonstrated that my proposal will not cause Abbott to breach its contractual obligations and thus violate Illinois law and that Abbott does have the power to implement the proposal. Also, I have demonstrated that no materially false and misleading statements were made in my proposal. In fact, Abbott is guilty of false and misleading statements in its 2002 press release concerning the consent decree. For the above reason, the SEC should not permitted Abbott to omit my proposal from its 2003 Proxy.

If the staff has any questions concerning my letter or if for any reason the staff does not agree that Abbott may not omit my proposal from their 2003 Proxy, please contact me at (312) 461-7399. I would like to receive a copy of any correspondence with Abbott and a copy of your determination. If you could send a facsimile to (847) 966-0229, that would be very helpful.

Sincerely yours,

Ronald M. Friedman

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 20, 2002

The proposal requests that the board of directors "grant no bonuses, pay raises, stock options, restricted stock or any other additional benefits, other than salary, for the chief executive officer and the four highest compensated executive officers in any year in which Abbott or any of its 50% or more owned subsidiaries pay any fines or consent decrees to government agencies in excess of fifteen million dollars."

There appears to be some basis for your view that Abbott may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Abbott to breach existing compensation agreements. It appears that this defect could be cured, however, if the proposal were revised to state that it applies only to compensation agreements made in the future. Accordingly, unless the proponent provides Abbott with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Abbott omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Abbott may omit the entire supporting statement under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must revise the $140,000,000 figure in the table provided to accurately cite the amount incurred under the consent decree and to provide an accurate citation to a specific source, such as Abbott's periodic reports, for the figure referenced. Accordingly, unless the proponent provides Abbott with a supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Abbott omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor